Filed by Mylan Laboratories Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities and Exchange Act of 1934, as amended

Subject Company: King Pharmaceuticals, Inc.
Commission File No.: 0-24425

     This filing relates to a planned acquisition (the “Acquisition”) by Mylan Laboratories Inc. (“Mylan”) of King Pharmaceuticals, Inc. (“King”), pursuant to the terms of an Agreement and Plan of Merger, dated as of July 23, 2004 (the “Merger Agreement”), by and among Mylan, Summit Merger Corporation (a wholly-owned subsidiary of Mylan) and King. The Merger Agreement is on file with the U.S. Securities and Exchange Commission (the “SEC”) as an exhibit to the Current Report on Form 8-K, filed by Mylan on July 26, 2004 and is incorporated by reference into this filing.

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Mylan Acquisition of King Pharmaceuticals — July 26, 2004 Conference Call — Transcript

MYLAN LABORATORIES, INC.
Moderator: Heather Bresch
07-26-04/8:00 a.m. CT

MYLAN LABORATORIES, INC.

Moderator: Heather Bresch
July 26, 2004
8:00 a.m. CT

Operator: Good day, everyone. Welcome to this Mylan Laboratories Acquisition of King Conference Call. This call is being recorded. At this time, I’d like to turn the call over to Ms. Heather Bresch. Please go ahead, ma’am.

Heather Bresch:	Good morning. My name is Heather Bresch, and I am Vice-President of Public and Government Relations at Mylan Laboratories. Welcome to this morning’s conference call and live webcast to discuss Mylan Laboratories’ acquisition of King Pharmaceuticals. For those listening to the rebroadcast or web cast, this call is taking place at 9 a.m. Eastern Standard Time on July 26, 2004.

With me are Robert J. Coury, Vice Chairman and Chief Executive Officer of Mylan; Brian Markison, Chief Executive Officer of King. In addition, we are here with Ed Borkowski, the CFO of Mylan; Louis DeBone, Mylan’s President and COO; John O’Donnell, Mylan’s Chief Scientific Officer; Margaret McKenna, Mylan’s Chief Business Development Officer; Mike Marquard, President of Mylan Bertek; and Gary Sphar, Mylan’s Vice President and Corporate Controller. We also have with us James Green, King’s Executive Vice President of Corporate Affairs.

I would like to begin by reminding you that this presentation will include statements that constitute forward-looking statements, including, with regard to the expected future business and financial performance of Mylan, resulting from and following the acquisition, and the impact of the acquisition, on employees and shareholders. These statements are made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.

Because such statements inherently involve risks and uncertainties, actual future results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, factors relating to satisfaction of the conditions to the acquisition, including requisite shareholder and regulatory approvals, challenges and costs relating to integration of the two businesses, the inability to achieve the anticipated synergies, the potential costs and product introduction delays that may result from use of legal, regulatory and legislative strategies by Mylan’s or King’s competitors, uncertainties regarding patent, intellectual and other proprietary property protection, exposure to lawsuits and contingencies associated with both Mylan and King’s businesses, and the other risks detailed in the periodic filings filed by Mylan and by King with the Securities and Exchange Commission. Neither Mylan, nor King, undertakes any obligation to update these statements for revisions or changes after the date of this release.

Now I would like to turn the call over to our CEO, Robert J. Coury.

Robert Coury:	Thank you, Heather. Welcome, ladies and gentlemen. Thank you for joining us on the live web cast and conference call to discuss what we believe will be the powerful combination of Mylan Laboratories and King Pharmaceuticals.

Today, we announced that we signed a definitive agreement with King, under which Mylan will acquire King in a stock-for-stock transaction at a ratio of 0.9 Mylan shares for each King share. Based on Mylan’s closing stock price on Friday, this is equal to $16.659 per share, or a total value of $4 billion. This offer price represents a 61% premium to King’s closing price on July 23, 2004. Mylan is paying approximately 14.1 times last 12 months net income and 2.8 times last 12 months revenue ending March 31, 2004.

As you already know, recently, both Mylan and King independently suspended their financial guidance. As a result, we will not be discussing the financial impact of the acquisition on a prospective basis. However, based on Mylan and King’s earnings for the trailing 12 months ended March 31, 2004, this acquisition would’ve been approximately 15% accretive on a cash EPS basis.

Before I continue, let me introduce Brian Markison, President and CEO of King, to say a few words.

Brian Markison:	Thank you, Robert. I would like to add that we at King are extremely excited about this combination. This is a transformational event for both of our companies, one that creates a new leader in the specialty pharmaceuticals industry, uniquely positioned to take advantage of opportunities in the marketplace. We believe this transaction will provide exceptional opportunities for both our shareholders and our employees.

Robert, back to you.

Robert Coury:	Thank you, Brian. We, here at Mylan, and indeed some of you listening, know that expanding our branded business fulfills the long-term strategy set by our visionary Founder and

Chairman, Mylan ‘Mike’ Puskar. His vision has been to create a pharmaceutical leader balance between a dynamic generics business and a strong branded portfolio, all aimed at delivering fairly valued pharmaceutical products to the consumer while optimizing shareholder value. This morning, we will walk you through the details of the transaction and give you a sense of the strategic rationale of the Mylan and King combination and why this is such a powerful combination, and afterwards, we will look forward to answering your questions.

As many of you know, King is a specialty pharmaceutical company, with nearly $1.5 billion in revenues. The King Team has executed a successful strategy of acquiring both products and companies, creating a diversified branded portfolio featuring four products, each with annual sales exceeding $100 million and numerous other products which contribute significantly to the revenue base. With Altace®, the leading branded ACE inhibitor and new prescription volume, King has a strategic and a highly differentiated focus in the cardiovascular market. In addition, the 1,200-person sales force and marketing expertise drive the strong performance of their brands. Mylan looks forward to leveraging King’s sales force for the expected launch of Nebivolol, which we believe is a unique beta-blocker for the treatment of hypertension.

In terms of product areas, King has a diversified therapeutic presence. It is worth further highlighting Altace®, which is co-promoted by Wyeth. Altace® had sales of $446 million over the last 12 months and is the leading branded ACE inhibitor in terms of new prescriptions. We are particularly excited about King’s expertise in this area as we contemplate the launch of nebivolol. Our NDA for nebivolol was just accepted for filing by the FDA.

Let me highlight now the areas of the acquisition that we are going to discuss in more detail. First, we are creating a company with the complimentary portfolios that will have the ability to leverage opportunities in both the generics and branded arena. We believe that no other company in the specialty pharmaceuticals sector represents a better balance of these two businesses.

We believe that this combination will generate more consistent growth and revenue and earnings. This transaction will further strengthen Mylan’s financial profile through the combined companies’ very strong cash flows and will allow us to further grow our combined Company. Finally, we look at the combined Company as providing a robust platform, which to launch the next stage of our long-term growth plan.

This transaction will create a company that will be at the top of our industry in terms of revenue, sales force size and operating cash flow. No matter what metric you use, the combined company becomes one of the largest in the sector, with enhanced financial strength and the critical mass necessary to take full advantage of future opportunities. Our combined sales and marketing engine will further drive the launch of exciting new products, such as nebivolol. Together, with King, our product portfolio will generate annual revenues of almost $3 billion. We expect generics will continue to be an integral part of the combined companies’ growth and focus. We will continue to grow and strengthen this platform.

At the same time, brand products typically provide more stability through longer product lifecycles. King gives us an attractive brand portfolio, that, when leveraged with Mylan’s capabilities will diversify our revenue stream. We believe that this combination creates a greater growth potential and reduced risk for our shareholders through a better balance of our businesses. Our acquisition of King is driven by a compelling strategic rationale.

These are extremely complimentary businesses with very little overlap, and each contributes its own unique strengths, expertise and assets, which have the potential to be leveraged to deliver additional growth and shareholder value. We believe that our leading intellectual property team will enhance King’s efforts to protect its products and its intellectual property. However, we recognize that any combination of this magnitude does not come without its challenges and issues. Mylan is well positioned to deal with these challenges and issues effectively and efficiently. Mylan has built a very strong management team with the breadth and depth of experience to address these types of challenges while executing on its strategies. We expect the combination will further contribute to deepening this talent pull.

As many of you know, hypertension affects over 50 million Americans. We believe there’s a real opportunity in having the number one branded ACE inhibitor in terms of new scripts and a leading beta-blocker. Altace®has been, and continues to be, an excellent product with continued strong script trends and is the foundation of King’s outstanding cardiovascular franchise. Altace’s exclusivity extends through 2009, assuming a six-month pediatric extension, if granted. Nebivolol, as you all know, is the cornerstone of Mylan’s branded strategy. With Altace in the market now and nebivolol in the pipeline, we expect to have two key cardiovascular products and be able to extend the opportunities of this very important franchise.

While inventorydestocking issues have had a temporary impact on King’s reported sales, the product’s position in the marketplace remains strong. We recently added Michael Marquard as President of our Brand Division. Mike comes from Wyeth, where he helped launch Altace. We believe his addition will help grow this product to new levels going forward. We believe nebivolol is a unique compound and has a very attractive profile compared to other hypertension products in the cardiovascular market. We also believe it will become a leader in its class. Nebivolol is patent protected until 2020 in the United States and is already marketed in over 45 countries, excluding the U.S. and Canada.

A key strategy of the combined company will be to leverage King’s existing cardiovascular expertise and sales force as a powerful platform to bring nebivolol to the market once approved. As stated earlier, generics is expected to be a core component and integral part of our company’s future growth. Mylan has an exceptionally strong science platform, with particular expertise and product lifecycle management and formulation. The consumer demand for affordable pharmaceutical products continues to grow and Mylan is dedicated to providing this access.

We are a leading generics manufacturer and we will continue to expand the depth of our pipeline, driven by our intellectual property and the ability to strategically identify additional opportunities. We have a number of potential first- to- file paragraph file opportunities, currently representing over $9 billion in 2003 brand sales. We believe that the terms of this transaction result in fair value to both sets of shareholders. The transaction is structured to ensure that we will all benefit from the substantial growth opportunities this combination represents.

Again, we are paying approximately 2.8 times last 12 months revenue at 14.1 times last 12 months net income. Additionally, our high-quality balance sheet ensures that we can take advantage of the opportunities available to us going forward. Once again, we believe that the acquisition of King Pharmaceuticals is a significant step in achieving our long-term business strategy.

However, our immediate goal will be to integrate our companies and apply the best practices from both businesses. Specifically, we will apply Mylan’s financial, regulatory, manufacturing and compliance expertise to the combined businesses. We will also align our sales and marketing capabilities to leverage King’s expertise in these disciplines. This will allow us to capitalize on future opportunities, such as the expected launch of nebivolol.

Looking ahead, we will apply Mylan’s expertise formulation science to improve lifecycle management of our combined product portfolios, and we will use King’s strength and the business development to support our strategic in- license as well as other acquisitions.

I would like to highlight the strength of our management team. We believe that this team is a key asset as we continue to grow and maximize shareholder value. Most notably, we recently bolstered our team by the appointments of Michael Marquard and Margaret McKenna, both of whom have significant experience in the pharmaceutical industry. Mike Marquard, who is President of Mylan Bertek, has over 30 years experience in the pharmaceutical industry, where he served in several senior management roles. At Wyeth, he helped launch many products, including, most importantly, Altace and Sonata®. Margaret McKenna, who is our Chief Business Development Officer, has over 25 years of experience in the investment banking pharmaceutical industry.

As we integrate our two organizations, we want to underscore how important the employees of both companies will be to the success of this transaction as we go forward. We will continue to build the bench strength of our combined operations.

And I would like to now turn the call over to our Chief Financial Officer, Ed Borkowski, who will take you through some additional aspects of this transaction.

Ed Borkowski:	Thank you, Robert. Good morning, everybody.

I would like to discuss the transaction terms for what we believe is a very exciting and strategic acquisition for Mylan. This is a stock-for-stock exchange and will be a tax-free transaction. The implied combined market capitalization of Mylan and King would have been approximately $9 billion as of July 23. The exchange ratio will be 0.9 Mylan common shares for each common share of King’s stock. At closing, all King’s shareholders will become Mylan’s shareholders and be eligible for a quarterly dividend, which is currently $0.03/ per share.

The resulting share ownership of Mylan will be approximately 56% for current Mylan shareholders and 44% for current King shareholders. While we expect to provide more specifics on synergies around closing, at this point, we expect pre-tax synergies in excess of $100 million per year, the vast majority of which will come from eliminating the need to add to our existing sales force to support our expanding brand business, including the expected launch of nebivolol. Finally, we anticipate closing this acquisition by the end of calendar year 2004.

We would like to provide a sense of the financial strength of the combined Company. With approximately $3 billion of revenues and more than $1 billion of EBITDA, Mylan will have additional financial muscle to support its expanded branded business and other initiatives. The generic business will continue to generate its own growth opportunities. We will pursue incremental growth drivers to propel the branded business as well.

These will come from a mix of internal product lifecycle initiatives, launch of pipeline products and product acquisitions. With nearly $500 million of net cash and an unlevered balance sheet at closing, the combined Company will be well capitalized and will emerge with what we believe is a strong investment grade profile. With only modest debt expected at closing, we have the financial flexibility and access to the financing markets to take advantage of additional opportunities.

Upon closing, we will be focused on cash EPS as a primary metric internally and in discussions with our shareholders. Cash EPS will exclude the amortization of any intangibles that we believe is the appropriate way to view the combined Company financials. Retrospectively, on a cash EPS basis, this transaction would have been $0.19 per share, or 15% accretive on a pro forma trailing 12-month’s basis before any synergies. Our full pro forma financials will be available in the merger proxy. Of course, as required, we will continue to report GAAP EPS. I will now turn the call back over to Robert.

Robert Coury:	Thanks, Ed. To close, I would like to say, again, how extremely excited we all are about the combination for our employees and shareholders and believe strongly in this strategic and financial value, and once again, we believe the combined Company will have the most well-balanced portfolio in our sector today and create a greater potential for our future growth. I would also like to reiterate that this transaction represents a complimentary combination of people, assets and infrastructure, and we have the vision and determination to make our combined Company an even greater success.

And finally, I want to thank the entire King and Mylan Team for their vision and realizing the great opportunities ahead for both of our shareholders and employees and bringing our companies together. We are very excited for our future. Thank you.

Heather Bresch:	Operator, can we please open the line for questions?

Operator:	Yes, thank you. Our question-and-answer session will be conducted electronically. If you do have a question today, please press the star key followed by the digit one on your touch-tone telephone. As a reminder, if you are on speakerphone, please make sure you turn off your mute function to allow your signal to reach our equipment. Additionally, please limit yourself to asking only two questions at a time.

Once again, it is star one if you have a question. We’ll pause for just a moment.

And we’ll hear first from Greg Gilbert with Merrill Lynch.

Greg Gilbert:	Thanks. I have a couple. First, for Robert: How much diligence did you do, and how comfortable are you with, King’s inventory issues and the outstanding SEC investigation, and then for Ed: Other than what you stated on a trailing 12-month basis, I know you’re not providing guidance, but what financial metrics were used to analyze this transaction and were those metrics looked at with the effect of generic Levoxyl® and potentially earlier than expected competition to Skelaxin® and Altace, and just how you stress tested it?

Thank you.

Robert Coury:	Greg, on the first one, let me tell you that on our due diligence, we did extensive due diligence, and I can’t be more complimentary to the King’s Organization and their advisors for working very, very closely with ours. We had a, you know, first class advisors on both sides to help us get into all of these issues rather deeply, and we are extremely comfortable with what we find in all the areas, including the inventory management. We believe that this is a — very much a temporary issue. We focused on the script trends of this product, and we believe that once some of these issues are put behind King, the valuation of that security will demonstrate its true value.

Greg Gilbert:	And then before Ed answers his, just a follow-up on that, Robert. How much of the rationale was driven by your desire to diversify away from generics — a pure play on generics?

Are you saying that the growth potential going forward will be somewhat less than what you had hoped when you originally joined the company based on authorized generics and other developments?

Robert Coury:	That’s a good question, Greg. But if you go back to the very, very beginning of when we transitioned our management team, basically, what we’ve done — I mean it’s been Mr. Puskar’s vision all along to have a diversified pharmaceutical company, and what we did when I first came into office, when we brought our new management team in, we independently validated that strategy.

I didn’t — we just didn’t accept it. We independently validated it, and when we did — and we realized that this was absolutely the right direction for Mylan to go, then we turned around and looked at the assets that we had to work with, and when we turned around and looked at the generic machine that raised $2,392,000 in February, I believe, ‘72, never went back for another penny from the public markets and grew to an over $6 billion market cap, all with internal generated cash flow.

You know, there was nothing there that was broke that needed to be fixed. Our whole emphasis at that time was to focus on the brand strategy and what to do with the brand business, which we were not as pleased with when we got in, in terms of the, you know, the type of product portfolio we currently and what we define as truly building a brand franchise, not a brand business. A brand business, I see today, are, you know, people who have products and a sales force and just selling branded products. That, to us, is not a brand franchise.

So often you’ve heard me say that our transition and our management team was not really going to be a change, it was going to be a continuum. I’ve stated that all along, and as I’ve met each and every one of you, we told you where our focus and our cash flows and our balance sheet, you know, the direction that we were going to focus our attention. We had many different options to grow out that brand business.

We also, with our nebivolol compound and the tremendous opportunity that’s in front of us there, we needed to get our brand platform in a position to maximize that opportunity, and as we look at the various options that we had, you know, we went down several paths, and it was — you know, when Mr. Gregory announced that he was stepping down as CEO, the second that popped up on that Bloomberg screen is the second I picked up to call and called one of our bankers and said, “Don’t you have a relationship with King,” and he said, “Yes, we do.”

I said, “I’d like to sit down across the table if we can get a meeting.” He set it up, and I went in because we studied King’s platform, and if you take a look at King’s platform versus what we independently had in place that we need or we like to have at the time of the market formation of a nebivolol launch and a brand franchise, it was just a perfect, perfect fit. They had the type of sales force that we needed to put in place anyway. They happen to be in the cardiovascular arena and the same therapeutic category that we were focused in. They had other branded products. They had the critical mass.

Often, you know, I told people that I was not happy with the existing brand, that I wanted you to consider our current brand business that we’re still trying to figure out what we want to be when we grow up, and you guys would’ve asked me, “Well, Robert, what’s your definition of maturity?” And I told you that that definition is critical mass around a therapeutic category and also at least a 500-man sales force on the ground so that we can be commercially viable. Well, our definition of a brand franchise again goes beyond just having products and a sales force to sell them. That’s only a short-term play.

So given Mylan’s excellent science platform and Mylan’s prior accomplishments in the NDAs that it has filed and gotten approved in the past. We thought, when we put these two organizations together and take a look at King’s business development muscle, we knew that there is such a compliment between our two organizations, their sales force, their product portfolio, our lifecycle management ability with our science and the combined cash flows came to us with the answer today, and nebivolol is the answer tomorrow. Together, we have natural continuity with a balance sheet with no debt, 600 million-plus in cash flows to fuel the future of the business so we’re never faced with the question of what’s next before we have the answer.

Ed Borkowski:	And Greg, as we modeled King, we did our own models, which I believe were relatively conservatively compiled. We obviously anticipated a levothyroxine, or Levoxyl® generic, in our models. I think if you look at where they are, we are very — we are very comfortable in terms of King and its ongoing ability to generate EBITDA in the, you know, $500 million range, and those were some of the metrics that we looked at going forward in addition to what we thought we could add.

Operator:	And we’ll move now to Cole Lannam with Putnam Investments.

Cole Lannum:	Hi. Thanks. Just a couple of details on the — on the transaction. First of all, is there a collar on the deal?

Robert J. Coury:	No.

Cole Lannum:	And can you detail what — kind of break up walk away agreements that are in place?

Ed Borkowski:	There is a natural material efforts change that you would expect in this agreement, nothing unusual, and there’s an $85 million breakup fee.

Cole Lannum:	Thank you.

Operator:	Our next question comes from Rich Silver with Lehman Brothers.

Rich Silver:	Could you discuss some of the synergies, both top line and bottom line, that you’re expecting, and just to follow-up on the questions of assumptions that you’re making for additional competition on Altace and Skelaxin, maybe you can give us a sense of what assumptions and the timeframe you’re using for those products?

Robert J. Coury:	Let me take the synergy one. Rich, as you know, our belief, in looking at any transaction, at Mylan we don’t believe doing a transaction for synergy values alone is appropriate — the appropriate type of transaction that a company ought to — ought to look at. If we can’t grow the top lines, we don’t think that that would be a good transaction. At this time, until we get together, Brian and I, and put together the integration team that would put forth an integration plan at the time we did the closing. I prefer not to discuss synergies, but I would remind you that this is a, again, a complimentary transaction.

There’s very little overlap here, and again, I would expect to use the resources that we already have in place to fuel our growth. Do we expect to get some synergies? Yes, obviously. The most important synergy that I think should be noted is the existing sales force that’s already on the ground and basically paid for by the existing King product portfolio and their revenue and net income base. Mylan no longer has to put that type of a sales force in play, and we believe that the majority — I believe that Eddy stated that we expect that that would be in excess of $100 million in synergy value, most if it, again towards the sales force.

Rich Silver:	And does the — does the transaction change the plan to still do a road show in the fall to focus and provide more detail on nebivolol?

Robert J. Coury:	Absolutely not, Rich. I think the street has been waiting to hear it. I am really excited to get to the investor base and talk about the whole strategy around nebivolol, the compound itself, why we’re so excited, our plans of — our specific plans of launch, and we think — we think the timing is actually good. We do not expect to be held up of a closing of this transaction because, again, there’s very little overlap. We don’t believe, at this time, from everything that we know, that there will be any regulatory agency to abnormally hold us up, you know, in terms of time frame.

We think and expect that this can happen by the end of this year, and what I will tell you is that I would be very interested. Our road show probably now, at the end of the year, either late, late fall — yes, it should — we still should be able to get into the fall, late fall because we expect the transaction to close by the end of this year, and I’d like to have that done so that we can incorporate in our plans now, you know, the combination of our company around the launch of nebivolol.

Rich Silver:	OK, sorry, the question about assumptions you’re using for additional competition on Altace and Skelaxin.

Robert J. Coury:	I mean, you know, Brian, if you want to — if you want to comment on that. I mean I don’t really see Altace — I think Altace stands by itself, Rich, from what we see, and quite frankly we see a real opportunity to potentially increase those script trends in time. We have some ideas that we’ve already discussed on how we might be able to do that, and that’s another valuation metrics that we’re pretty excited about, and as far as Skelaxin’s concerned, as you know, they’re in discussions with the FDA, and we don’t believe that at this time, and I think, Brian, I think you were — at the very earliest you were looking at the turn of the year if there were going to be any competition.

Brian Markison:	Well, we certainly ((inaudible)), and we would expect that to continue ((inaudible)). Obviously, with the ((inaudible)).

Rich Silver:	I’m sorry, you’ve got to speak closer to the speakerphone. You’re breaking up.

Brian Markison:	Obviously, in terms of time, as we cannot with absolute certainly tell you when we’re going to expectgeneric competition. So we are keeping Skelaxin as an exclusive business model, but, you know, separately we’ll be able to talk about how you should look at the risks around that.

Rich Silver:	OK. Thank you.

Operator:	We’ll now hear from Al Rauch with AG Edwards.

Al Rauch:	Thank you. Just a couple of questions. In terms of the Wyeth co-promotion with Altace, will that be impacted by this acquisition and does Wyeth have any options?

Robert J. Coury:	The co-promotion will not be impacted whatsoever, and you know, they remain committed to Altace as a brand, as we do, and we just expect to go on with ((inaudible)) business.

Al Rauch:	And could you remind of us what the PDUFA date for nebivolol is?

Robert J. Coury:	February of ‘05.

Al Rauch:	Thank you.

Operator:	And we’ll hear now from Tim Chiang with Bleichroeder.

Tim Chang:	Hi, Robert. I had two questions. One is, you know, could you — could you walk us through your thoughts in terms of building a sales force instead of — and buying King. I mean how much more difficult would it have been to have built your own 1,200-person sales force in anticipation of a launch of nebivolol?

Robert Coury:	I think the beauty about this marriage is exactly right there, Tim, in terms of building the sales force, if you can just look at a graph, your uptake would be a little slow, and then it would ramp up quick, where, having King, there is no slow uptake. We are on the ground running because I will not have to take that EPS dilution, bring it on that sales force and building it and putting it in place for that launch.

That’s what I mean by they are the answer today-not just in sales force, but having an experienced sales force who’s already demonstrated success in the market place with the product in the exact therapeutic category that we intend on marketing nebivolol. So it’s a win-win. This is not a situation, (Tim), where one plus one equals two. This is a clear situation where one plus one equals three and more.

Tim Chiang:	Robert, I just had one follow-up question, too, is you guys are in an interesting position. I mean you’re going to be selling a generic version of Levoxyl while you’re also selling a branded version. I mean how is that going to impact your generic launch?

Robert J.Coury:	Well, you know, I don’t think really anything changes right now, Tim, and I’m not — until — we don’t believe that there’s even going to be an issue around — between our Levoxyl and King’s — our generic and King’s Levoxyl, but from now, from announcing this deal to close, and we will be dealing with all the regulatory and other issues surrounded around that area. We’re very confident from the work we’ve done upfront, that again we believe that’s even going to be complementary, not an overlap.

Tim Chiang:	OK. Thanks, Robert.

Robert Coury:	OK.

Operator:	And we’ll hear now from Ian Sanderson with SG Cowen.

Ian Sanderson:	Good morning, and thanks for taking the question.

On the nebivolol versus Altace, you’ve got, you know, two very detailed, sensitive drugs in primarily generic markets. How are you going to deal with the primary versus secondary detail issue, you know, of which drug gets the primary among your sales force.

Secondly, can you tell us — I think this certainly signals that you’ve got high hopes for the potential of nebivolol. What type of differentiating clinical data do you have to support the nebivolol ramp?

Robert J. Coury:	Ian, first on really two of your questions: One, I would not, even if I was in the position, would not want to discuss, for competitive purposes, how we’re going to strategically align the sales force in terms at this time — at this time, and how we’re going to deal with both nebivolol and Altace, but part of our — part of our non-deal road show, when we talk about nebivolol as a whole, those type of plans — these type of discussions, as well as others, will be discussed at that time, and the second question, I believe, was information about nebivolol and any information we have now, again, we prefer to delay all discussions around nebivolol until we can deliver to you at one time the full-blown strategy of the compound and its rollout.

Ian Sanderson:	OK, and if I could just ask a quick follow-up financial question: Have — are you willing to provide at this time any real rough guidance on good will amounts?

Robert J. Coury:	I mean I think you can only imagine that an acquisition of this size that you’re going to have, Ian, probably quite a bit in that area. We haven’t specifically identified, although, that an acquisition of this size you would imagine is going to be fairly large. That is why, in addition to our GAAP EPS, as we have reported all along, we will be focusing on a cash EPS very, very standard to many other deals that are done at this magnitude because we think that’s the real valuation metrics.

Ian Sanderson:	OK, thank you.

Male:	Yes.

Operator:	Our next question comes from Marc Goodman with Morgan Stanley.

Marc Goodman:	Yes, my question is for Brian Markison. I was just curious why now considering the stock is at an all-time low and that you guys have just started to put a plan in place to bring this thing back to life, and the inventory management agreement’s obviously been signed. You’re all set there. I mean I’m just curious why now?

Brian Markison:	Well, Marc, I appreciate your question, and you’re right; we’re putting our plans in place. But I think what you have to do is take a step back and ask a more fundamental question: Are both companies better off combined than either one alone, and the answer, you know, from everything that you’ve heard already on the call is absolutely yes. So in looking at this, from the strengths of Mylan and the strengths of King, we just feel that the combination creates a very exciting future company for our shareholders and employees, Marc, if that answers your question.

Operator:	Anything further, Mr. Goodman?

Marc Goodman:	No, that’s fine.

Operator:	Thank you. And we’ll hear now from Corey Davis with JP Morgan.

Corey Davis:	Thanks. Would you ever consider trying to negotiate back rights on Altace from Wyeth, and if you would consider that, is that possible?

Robert J. Coury:	Let me — let me just — we — I mean I would be crazy to tell you that we — if we had the opportunity to get that back to 100% I would do it in a heartbeat if it makes — if it makes financial and logistical and strategic sense. We have not really gone down that path at this time, and I don’t believe, Brian, if you can try and ((inaudible)) that there’s any restrictions from that opportunity being made available.

Brian Markison:	((inaudible)) option. We are very happy with our ((inaudible)) Wyeth, and ((inaudible)) course of business, we’ll evaluate ((inaudible)).

Corey Davis:	OK, and there’s a second question on a different note. I understand the concept of diversifying business models, but brand and generics are all more polar opposites in (inaudible), experience. There’s a question whether or not that actually works. Does it make sense to run the two businesses more independently, or do you think you can be OK running them as kind of one business?

Robert Coury:	I think to even attempt to compare a Watson business model with what we just — what we’ve just done here is just apples and oranges. As a matter of fact, I want to thank Watson and others in the generic area because I was having the pleasure to watch the mistakes other generics have made in probing into the branded arena. This is a full-blown branded business. As you know, Mylan has always believed in intellectual property, always have respected intellectual property. This combination is a natural when you respect intellectual property.

In our generics, we have only gone after the type of patents that we felt were frivolous or patents that we thought were ill gotten, and we’ve only focused in that area. It’s always been Mylan’s history not just to take shots at intellectual property, because we have some ourselves and we firmly believe it. It is — it is our — we will run — as you know, Mylan Laboratories is a holding company. Mylan Pharmaceuticals is our generic division, and it is run as a standalone separate company.

King will be merged into our existing branded business, and it will be run as a separately run company. These are two separate businesses that should be run and completely in a separate way because the type of drivers that drive each of these businesses are actually quite different, and where there’s overlap in these businesses, we fully intend to take advantage, such as our science platform. The science platform is one of the most complimentary areas between generic and brand. But other than that, these two businesses will be run absolutely separately.

Corey Davis:	Thanks, Robert.

Operator:	Our next question comes from Elliot Wilbur of CIBC.

Elliot Wilbur:	Good morning. Question I think for Ed, to begin with: Ed, previously you referred to a strong operating cash flow position, the combined company and Mylan’s relatively unlevered balance sheet. Can you just walk us through some of the thought processes that may have led you to do an all equity transaction, considering the Mylan shares are, you know, roughly 20% off of their 10-year lows relative to accessing the debt capital markets?

Ed Borkowski:	Sure. When we contemplated this from the beginning, one of the things that we thought about was that this was going to be an all stock transaction for Mylan, and in addition there were several other things. As you see, there were no — the Mylan Board of Directors will remain unchanged, and those were two critical aspects of this deal. We believe maintaining a strong cash position too, so that we can further grow this platform was critical going forward. In addition, making sure — having appropriate cash reserves to do whatever it is we have to do to take care of any of the problems that we were inheriting from King. So we believe that a strong cash position was an appropriate thing for both shareholders going forward.

Elliot Wilbur:	OK, then one second question for Robert-you may have mentioned this in your opening comments. I didn’t catch it. At what point are we going to be receiving updated financial guidance for Mylan, either standalone or, you know, the combined entity?

Robert Coury:	Thanks, Elliot. Let me tell you my philosophy on guidance as a whole. I think absolutely, unequivocally, in my opinion — every company can be different, but I think that, you know, management giving annual guidance I think is extremely important. I do not like the idea — I mean if management can’t give the investing world an idea of what they see, then how is the investing public going to know anything? I — we suspended guidance because I have to believe in what we put forth.

For the last 15 quarters, we put forth guidance and either met or exceeded each and every time, and you know, when the FDA decided to, you know, roll and the some of the things that they have done, which as you know we’re still in a very intense battle on some of these decisions, at this time, when I am not comfortable and I can’t feel passionate behind the numbers that we put forth, and you know, I’m just — I’m not going to give it. I am — I am looking forward to quickly resolving the issues, you know, around the generics side in terms of authorized generics, in terms of our fentanyl decision and other areas that we are working very closely.

We’ve approached the FTC. We’ve approached the Health and Human Services. We’ve talked with the FDA. We’re awaiting Federal Court Decisions. All I want to know is what’s the rules of engagement? I thought I understood what the rules of engagement are, but the current FDA rulings have completely turned some of our analysis and some of the statutory language that we interpret upside down on its head. So until we can get comfortable about the rules of engagement, I’m not comfortable to give guidance.

But I am confident that the cooperation that we are getting from the Health and Human Services that they are sensitive to the issues that we now face as we’ve had an opportunity to sit down and discuss with them some of the fallout of such decisions, one in particular is on the fentanyl. I didn’t say I might, shall or may. I said we will come to the market in July, because the statutory language was absolutely clear to us about what it meant, and if the FDA was going to give us — was going to withdraw our final, there’s a formal procedure in the statute called Section 355 E.

And what you’re company needs to be given formal notice, they need to be called into a hearing, and they need to go through a four — there’s four tests you’ve got to go through, and if you violate one of them, that gives the FDA the statutory power to withdraw your final and make it a tentative, and those four things are safety, efficacy, any patent related issues or material misrepresentation on your application. We’ve done none of it. Obviously, we’d have never had a final approval if we didn’t pass all of that.

But to me — and I’m not going to say it’s the FDA at whole, it’s certain people that are in a position of power over there that have made this decision. The FDA is a very powerful organization. They do absolute justice for the American people and the consumer. This is not just the FDA. It’s — I believe it’s the certain people in power at any given time, and what has happened is, you know, there’s a lot of case law that states that the — when there is ambiguity in the statutory language, the FDA has deference, and yes, there are a lot of used deference when there is ambiguity. But in this case, there’s no ambiguity.

The FDA decided not to even deal with the statutory requirement of a formal withdrawal because what they did was use deference about the judge’s opinion, and there’s equally, if not more, case law about the FDA’s ability to use deference in interpreting a judge’s opinion. The — what the FDA said on the basis of (inaudible)our final approval withdrawal is they said, “In essence, a delayed effective approval,” which is what the judge said, “a delayed effective approval is, in essence, I didn’t do anything. The judge did it. The judge — a delayed — in essence, a delayed effective approval automatically takes a final and turns it into a tentative. Therefore, I don’t need to go any further and look at the statute. The judge did it. I didn’t.”

And that is exactly where our argument is, and we need to have answers around that because if you can only imagine that our — the judge’s opinion in our fentanyl case is right out of the statute, and that opinion is that any — that any, not a — that any affective approval cannot be — any affective approval cannot — there cannot be any affective approval until the family of patents expire. That is the exact same language in every lower court decision that a judge uses.

So I have already watched other cases that have come down that companies have lost in lower court rulings. I haven’t seen the FDA use that in essence in any one of them yet, and so this arbitrary capricious type rulings we have to deal with. So I know what the rules of engagement are, and I am looking forward, I’m hoping real soon to reinstate guidance because we think that’s the appropriate thing to do.

Operator:	And we’ll hear now from Michael Tong with Wachovia.

Michael Tong:	Hi. Thanks for taking the question. Just a couple of quick questions: Ed, have you looked at on a GAAP basis what the — what the trailing 12-month accretion dilution might be. Secondly, in the event that Altace or Skelaxin loses exclusivity position, would Mylan now consider coming to market with an authorized generic through King, and finally, what is Brian Markison’s role going forward?

Robert J. Coury:	Well, let me take the first one. On authorized generics, obviously you know I have no comment on that one. But I will — I will wait to reserve my comment once I hear, you know, the — where this whole issue washes out.

As far as GAAP EPS is concerned, I mean you can only imagine what the intangibles when you do the last trailing 12 months. If this deal were to consummate, the intangibles alone and the amortization would make this a dilutive transaction. I don’t think that there’s a transaction out there of this magnitude that when you take intangibles into consideration that would not appear to be dilutive, and as far as Brian Markison’s role, you know, each of us still have to run independent companies. From now till closing, each one of us have to respect that our companies will be run on an independent basis.

Brian and I have a tremendous respect for one another in terms of our relationship. I do believe that we’re going to find this same mutual respect throughout the King Organization, and Mylan, I see a tremendous amount of similarity in our cultures, and I’m looking forward to working with them, and I think at the appropriate time, you know, that the discussions around Brian Markison will be had, and we will come forth when we’re ready to.

Operator:	Anything further, Mr. Tong?

Michael Tong:	No, thank you.

Operator:	Thank you. And we’ll hear now from David Maris with Banc of America.

David Maris:	Hi. A couple of questions. The first, when a company does a transaction with stock when rates are so low and the stock is low, and I think this builds onto Elliot’s question, people just assume then you think your stock is expensive, especially when you mention that it keeps your optionality to use cash in the future. But really, cash rates are so low it doesn’t seem to make a lot of sense. So maybe you could just readdress that as why use — why use stock versus cash when rates are so low.

Robert J. Coury:	David?

David Maris:	Yes.

Robert J. Coury:	With all due respect, the only thing that doesn’t make sense is that assumption, because there are a tremendous amount of options, obviously, that you know that we need to look at. Why would we use any cash at this particular time when, if you look at the business model, at funding a brand franchise the right way-not a branded company, a brand franchise-cash is king. Cash is precious, and quite frankly, you saw that we completed a 22.5 million share buyback. At any given time, if I wanted to buy back our shares, I have that opportunity, and I can reinstitute at the appropriate time.

We felt that the balance between an all-stock transaction and our cash that we have in place — you know, Mylan is very conservative, David. Whether people like it or not, Mylan is conservative. They have a $340 million convert that’s out there that we fully expect has a call feature in the event of a change of control. We intend on dealing with that convert, leaving our net cash at about $500 million, assuming this deal closes. In addition to that, with the R&D expenditure that we have, and the increased now R&D opportunity that we have, we want to focus all of our attention about not ever being in the position of not being able to answer what’s next.

So I believe that the option of using cash is absolutely, positively still wide open for us at any time that we decide to institute a share buyback program, and as far as the King’s shareholder is concerned, with the type of premium that we pay-and obviously that premium has taken into consideration a non-cash component-as you know, the King’s shareholder, anyone can, you know, we have open markets, and if people need to have cash, they can use the open market to receive cash. But internally, for us to drive this business and long-term shareholder growth, cash is precious to us in driving a brand franchise.

David Maris:	Well, it’s just earlier you said that, you know, in the umpteen years you haven’t raised money to fund growth, but when you issue stock for a company transaction, that’s really the same thing. But it doesn’t matter. It’s, you know, semantics.

You mentioned EBITDA of King of around $500 million. That would be much lower than current expectations. Was that just a number you threw out, or is that really what your expectations are?

In addition, Brian, what about a patch on generic Altace? Have you and Mylan talked about — you know, we’re aware of two generic companies working on this as a launch prior to the oral drug expiration. Do you consider that a threat, or is that something you guys haven’t gone into as of yet?

Brian Markison:	Well, we haven’t really had any supply dialogue with Mylan around a patch for Altace. The technology, you know, as you know we talked about is extremely difficult. I think should the transaction flow as fully expected to. At that point, we’ll probably pick up that dialogue. But we have looked at other technology companies ((inaudible)) 2004.

Robert J. Coury:	I mean essentially, don’t forget, you know, the current year with the destocking issue, I think, you know, obviously King, there’s a, you know, anomaly in this year. We do view that going forward there will be a, you know, significant EBITDA generation from the King portfolio.

David Maris:	And then lastly, Robert, you guys reported numbers today. You missed consensus, and the generic line came in below where a street consensus revenue numbers for that line is. Is that — you know, and I’ll pose it: Investors are probably wondering if that’s the real reason for this transaction. I mean how do you give them some comfort that, no, it really isn’t about offsetting kind of a disappointing generic business?

Robert Coury:	Well, I mean the first thing David you need to make clear is that’s not my consensus. The only consensuses out there are the numbers that you guys come up with. When I put guidance out there, I stand by the guidance, and as far as anybody thinking that this decision was made overnight in terms of what it takes to run a public company, it’s absolutely absurd.

Go back and look at all my public comments, go back and look at our Founder and Chairman, you know, his vision about the direction that he was going. I’ll tell you what I have done in the last two years: I understand what it takes to run a brand franchise and what it takes to drive one, and this nickel and diming and trying to do brick by brick is just not going to cut it. The combination of these two organizations we will demonstrate how it’s done.

Operator:	And moving on to Jim Dawson with Buckingham Research.

Jim Dawson:	Hi. Can you hear me?

Male:	Yes.

Jim Dawson:	Just a couple of things. How does Mylan expect generic substitution for Levoxyl and Synthroid the trend. Also, just — I wanted to get the, if I could, the generic volume in units for the June quarter versus a year ago, and excluding new products, which was in your release, generics were down 11%. What was the volume down, if you have that?

Robert J. Coury:	Actually, the volume of units were up, but Lou, you want to take his questions on Levoxyl?

Louis DeBone:	Yes, the market formation around Synthroid can ...

Jim Dawson:	I’m sorry. I can’t hear you.

Louis DeBone:	The market formation around generic Synthroid and Levoxyl

continues to occur. This is relatively early in the launch, and it is a competitive marketplace. There are several players. It’s too early in the launch to give you anything too definitive about market share or how it’s going to be substituted. I don’t envision any particular issues with it ((inaudible)). As far as units go for the quarter, year-over-year the units were up approximately 13% to approximately 2.9 billion.

Jim Dawson:	Up 13 percent, 2.9 billion, you said?

Louis DeBone:	That’s correct.

Jim Dawson:	OK. Thank you.

Operator:	And we’ll hear from Donald Ellis with Thomas Weisel Partners.

Donald Ellis:	Thanks. Staying on the question. I’m still not clear on your response for generic Levoxyl. Could you please repeat that?

Robert J. Coury:	What would you like to know?

Donald Ellis:	The question about how you’re going to focus on it—launch, any change in your plans now that hopefully you guys will own a branded Levoxyl.

Robert J. Coury:	There is going to be zero change in our plans. Again, these two companies must run independently alongside one another until we head to a close. There will be no changes in our day-to-day activities other than the type of integration plan that we need to be discussing as we head to the close.

Donald Ellis:	Actually, my question was referred to beyond December, when the deal is expected to close.

Robert J. Coury:	At that time, depending upon the market formation and what we see in the marketplace, we will have a more specific answer for you, because it’s inappropriate for me to predict what it would look like then.

Donald Ellis:	Great. Thank you.

Operator:	And next we’ll hear from Jonathan Cohen of Banc of America Securities.

Jonathan Cohen:	Hi. Good morning, gentlemen. This is really for anyone to answer. Basic question from the convertible bond side of things: Does this transaction clearly trigger a change of control pursuant to the November 2001 indenture on the KG 2.75 of 21?

Robert J. Coury:	I believe the answer’s yes.

Jonathan Cohen:	Thank you.

Robert J. Coury:	You’re welcome.

Operator:	And that does conclude our question-and-answer session. I’ll turn the floor back to the presenters for any additional or closing remarks.

Heather Bresch:	OK. Thank you. With that, we’ll just close the session.

Robert J. Coury:	And we would, again, on behalf of the Mylan management team and Brian ...

Brian Markison:	On behalf of King.

Robert J. Coury:	... we’d like to thank all of you, and we are extremely excited and would thank all of our employees on both Mylan and King, and we look forward to working together to make this transaction and the future prospects of this combination what we all believe it can be.

Thank you, all.

Operator:	And that does conclude today’s conference. Thank you for your participation. You may now disconnect.

END

* * *

Forward Looking Statements:

     This communication contains statements that constitute “forward-looking statements”, including with regard to the expected future business and financial performance of Mylan resulting from and following the acquisition and the impact of the acquisition on employees and shareholders. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Because such statements inherently involve risks and uncertainties, actual future results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: factors relating to satisfaction of the conditions to the acquisition, including requisite shareholder and regulatory approvals; challenges and costs relating to integration of the two businesses; the inability to achieve anticipated synergies; the effect of any changes in customer and supplier relationships and customer purchasing patterns; the impact and effects of legal or regulatory proceedings, actions or changes; general market perception of the transaction; the effects of vigorous competition on commercial acceptance of Mylan’s and King’s products and their pricing; the potential costs and product introduction delays that may result from use of legal, regulatory and legislative strategies by Mylan’s or King’s competitors; uncertainties regarding patent, intellectual and other proprietary property protections; exposure to lawsuits and contingencies associated with both Mylan and King’s businesses; the ability to attract and retain key personnel; other uncertainties and matters beyond the control of management of both Mylan and King; and the other risks detailed in the periodic filings filed by Mylan and by King with the Securities and Exchange Commission. Neither Mylan nor King undertakes any obligation to update these statements for revisions or changes after the date of this release.

Additional Information About the Acquisition and Where to Find It:

     In connection with the proposed transaction, Mylan and King will file relevant materials with the SEC, including one or more registration statement(s) that contain a prospectus and a joint proxy statement. Investors and security holders of Mylan and King are urged to carefully read these documents (if and when they become available) and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because these documents will contain important information about Mylan, King, the transaction and related matters.

     Investors and security holders may obtain these documents (and any other documents filed by Mylan or King with the SEC) free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed with the SEC by Mylan may be obtained free of charge by directing such request to: Mylan Laboratories Inc., Attention: Investor Relations, 1500 Corporate Drive, Canonsburg, PA 15317, or from Mylan’s website at www.mylan.com. The documents filed with the SEC by King may be obtained free of charge by directing such request to: King Pharmaceuticals Inc., Attn: Corporate Affairs, 501 Fifth Street, Bristol, TN 37620. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction.

     Mylan, King and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of Mylan and King in favor of the acquisition. Information about the executive officers and directors of Mylan and their ownership of Mylan common stock is set forth in the proxy statement for Mylan’s 2004 Annual Meeting of Shareholders, which was filed with the SEC on June 28, 2004, and in press releases and Forms 3 and 4 for executive officers who have since joined Mylan. Information about the executive officers and directors of King and their ownership of King common stock is set forth in the proxy statement for King’s 2003 Annual Meeting of Shareholders, which was filed with the SEC on September 19, 2003, and in press releases, Forms 3 and 4 and Current Reports on Form 8-K for directors and executive officers who have since joined, or departed from, King. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mylan, King and their respective executive officers and directors in the acquisition by reading the joint proxy statement/prospectus regarding the acquisition when it becomes available.